

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 7, 2021

Stefan Berndt-von Bülow
Chief Financial Officer
Mynaric AG
Dornierstraße 19
82205 Gilching, Germany

> **Re: Mynaric AG**
> **Amendment No. 2 to Draft Registration Statement on Form F-1**
> **Submitted September 24, 2021**
> **CIK No. 0001850453**

Dear Mr. Berndt-von Bülow:

     We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form F-1

Consolidated Statement of Profit or Loss and Other Comprehensive Income for the years ended December 31, 2020 and 2019, page F-19

1.   We note your supplemental information and restatement disclosures in response to prior comment no. 10 of our comment letter dated July 23, 2021. We continue to consider your response and your disclosures and may have further comment.

Stefan Berndt-von Bülow
Mynaric AG
October 7, 2021
Page 2

You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone, Staff Attorney, at (202) 551-8816 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Krystian Czerniecki